Exhibit 12

VANGUARD HEALTH SYSTEMS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three months ended
	Year ended	Year ended	Year ended	Year ended	Year ended	September 30,
	June 30, 2008	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	2011	2012
EARNINGS:
Income (loss) from continuing operations before income taxes	$5.6	$48.9	$(58.4)	$6.1	$78.6	$(39.1)	$19.7
Equity method income	(0.7)	(0.8)	(0.9)	(0.9)	(1.5)	(0.1)	(0.6)
Fixed charges, exclusive of capitalized interest (1)	138.6	124.7	127.8	187.1	202.6	50.7	55.7
Earnings	$143.5	$172.8	$68.5	$192.3	$279.7	$11.5	$74.8

FIXED CHARGES:
Interest charged to expense (2)	$128.4	$114.0	$116.8	$173.6	$183.8	$46.2	$50.9
Portion of rents representing interest (3)	10.2	10.7	11.0	13.5	18.8	4.5	4.8
Fixed charges, exclusive of capitalized interest	138.6	124.7	127.8	187.1	202.6	50.7	55.7
Capitalized interest	1.4	2.0	2.4	5.6	3.4	0.5	1.1
Total fixed charges	$140.0	$126.7	$130.2	$192.7	$206.0	$51.2	$56.8

Ratio of earnings to fixed charges	1.03x	1.36x	n/a	n/a	1.36x	n/a	1.32x

Amount by which earnings are inadequate to cover fixed charges	n/a	n/a	$61.7	$0.4	n/a	39.7	n/a
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(1)	Calculated in fixed charges section below.

(2)	Excludes interest income. Includes amortization of deferred financing costs and debt discounts amortization.

(3)	Estimated to be 25% of consolidated rental expense.